Just WATER – or maybe more?





2009

SHAREHOLDER INFORMATION for the 1st half-year

BWT – The Water Company

BWT
BEST WATER TECHNOLOGY

BWT with satisfactory results in the 2nd quarter

BWT – Best Water Technology Group – boasts satisfactory results also in the 2nd quarter of 2009, despite bad economic environment. The reduction in sales in the second quarter compared with the previous year amounted to 7.4% (in the first half-year: -7.3%), EBIT dropped by 7.1% (accumulated by -11.7%). Better gross margin compared with the previous year and consistent implementation of cost-saving measures contained the decline in operating profit. Additional revenue from the sale of a participation financing caused that the consolidated result in Q2 exceeded the result of the previous year by 31.4% and accumulated after 6 months by 10.7%. The operating cash flow has improved as well, so the net debt and the gearing have been cut to a long-time low of € 17.8 million or to 12.1%. With the takeover of the pharmaceutical water business from Christ Water Technology Group upon approval of the General Meeting and the cartel authorities planned at the end of the 3rd quarter, shortly after the end of the half-year, the BWT Group made an important strategic step towards further development true to the motto „water treatment for health, safety and hygiene".

BUSINESS PERFORMANCE in the 1st half-year and the 2nd quarter

Consolidated revenue:
1st half-year:
€ 200.0 million,
-7.3% compared with previous year
Q2: € 108.0 million,
-7.4% compared with previous year

In the first half-year of 2009, the BWT Group generated consolidated revenue of € 200.0 million, thus falling below the previous year's result by 7.3%. Consequently, the trend of the first quarter with a decline of just over 7% was confirmed in the second quarter as well. After six months the segment France / Benelux generated even a slight increase in revenue of +0.6%, the decline in revenue in the segments Austria / Germany and Scandinavia amounted to -7.6% or -6.6%, respectively, thus being approximately in the Group average. In Italy / Spain and Switzerland / Others was recorded a stronger decline in revenue of -12.3% or -16.4%, respectively, in the 1st half-year, though in the segment Switzerland / Others the positive sales trend of +4.1% in Switzerland was overcompensated by distinct decline in revenue in Eastern Europe.

Segment in € 1000's	1st half-year 2009	1st half-year 2008	+/- %
Austria/Germany	82,725	89,528	-7.6%
France/Benelux	51,380	51,068	+0.6%
Scandinavia	22,134	23,704	-6.6%
Italy/Spain	16,323	18,622	-12.3%
Switzerland/Others	27,404	32,767	-16.4%
BWT Group	199,966	215,689	-7.3%

Segment in € 1000's	2nd quarter 2009	2nd quarter 2008	+/- %
Austria/Germany	47,985	51,203	-6.3%
France/Benelux	24,998	26,609	-6.1%
Scandinavia	11,624	12,624	-7.9%
Italy/Spain	8,466	9,138	-7.4%
Switzerland/Others	14,975	17,136	-12.6%
BWT Group	108,048	116,710	-7.4%

In the segment Austria / Germany, the 60% increase in revenue in the Point-of-Use business could not compensate the 10% drop in the Point-of-Entry business. The service business was slightly on the decrease as well. France / Benelux is characterised above all by a rise in the service and spare parts business by 23.5% and in the Point-of-Use business by 44%. The drop in Point-of-Entry in the range of classical residential area was disproportionate; however, it was partly compensated by a positive trend in the commercial business.

In case of the Scandinavian HOH Group, an almost stable Point-of-Entry business eventually contained the decline in revenue to -6.6% by a positive trend in the commercial/industrial business. A pleasing increase by 56% in the Point-of-Use business in Italy / Spain could not compensate for disproportionate decreases in Point-of-Entry and service business compared with the Group's trend. The segment Switzerland / Others is characterised by an increase in the service business exceeding 30%, however, considerable decreases in the East-European Point-of-Use business could not be compensated as a result, so the accumulated drop in revenue after 6 months amounts to 16.4%. The worse exchange rates had also a negative effect as compared to the previous year.

Altogether, the revenue in the Point-of-Entry business has fallen in the first six months by 11.4%. Very pleasing increases in „BWT-water & more" coffee machine filters and in water dispensers brought the Point-of-Use sales forward by 17% in the aggregate. The growth in the service business declined slightly in the 2nd quarter and now, accumulated, amounts to 4.1%. So it contributed 21.9% (previous year: 19.5%) to Group revenues.

In June, for the first time this year, the monthly total order value was slightly better compared to the previous year, as a result, the order balance of the BWT Group as at the end of June 2009 was higher by 1.9% than the reference value of the previous year of € 61.6 million, and amounted to € 62.8 million. Positive is here the situation in Austria / Germany, whereas the order balance in France / Benelux decreased minimally in the second quarter. Scandinavia recorded a decrease as well, in Italy / Spain could be noticed recently a weakening of the distinctly negative trend of the first quarter. The trend in Switzerland continues to be positive, whereas the BWT companies in Eastern Europe suffer particularly from the current economic situation.

Profit situation:
EBIT 1st half-year: € 18.4 million, (-11.7% year-on-year), Q2: € 11.8 million, (-7.1%)

In regards to the operating result, the decrease in profit resulting from lower sales was distinctly reduced in the 2nd quarter, too, thanks to a better gross margin and the cost-saving measures. Therefore, after six months, EBIT of € 18.4 million was by 11.7% lower than in the previous year, however, the decrease in the 2nd quarter amounted only to -7.1% or € 0.9 million.

The accumulated cost of materials including inventory changes went down from 41.7% of the turnover to 39.1%, in the second quarter from 43.4% to 40.6%. Easing of the commodity prices, movements in product mix and implemented sales price increases had a positive effect.

In annual comparison, the number of employees decreased by 44 persons. This reduction and the caution with fresh engagements as well as with wage or salary adjustments caused a reduction of accumulated labour costs by 1.2% and in the second quarter by 3.2%. As expected, the depreciation of fixed assets increased in the second quarter by 7.9% (accumulated) or 7.3%, respectively, due to intensive investments in production facilities in the PoU business. In other operation expenses, savings by 3.7% have been made thanks to continued consistent implementation of the cost-cutting program where the successes were achieved particularly in advertising expenses, travelling and car expenses as well as in external services.

Individual business segments' EBIT changed as follows:

Segment in € 1000's	1st half-year 2009	1st half-year 2008	+/- %
Austria/Germany	6,285	7,214	–12.9%
France/Benelux	4,526	3,837	+18.0%
Scandinavia	3,601	3,591	+0.3%
Italy/Spain	1,695	2,716	–37.6%
Switzerland/Others	2,313	3,510	–34.1%
BWT Group	18,420	20,868	–11.7%

Segment in € 1000's	2nd quarter 2009	2nd quarter 2008	+/– %
Austria/Germany	5,851	5,691	+2.8%
France/Benelux	1,577	1,947	–19.0%
Scandinavia	2,103	2,033	+3.4%
Italy/Spain	915	1,196	–23.5%
Switzerland/Others	1,372	1,855	–26.0%
BWT Group	11,818	12,722	–7.1%

An increase of gross margin became noticeable in the segment Austria / Germany; on the other hand, the investments in the Point-of-Use business have a profit-decreasing effect in this segment. The positive sales trend in the first quarter and implemented cost cuttings in France / Benelux caused an accumulated EBIT increase of 18%. Thanks to implemented cost reductions with simultaneous increase of gross margin, the HOH Group in Scandinavia managed to achieve in the first six months respectively an EBIT increase compared with the previous year despite the decline in sales of 7.9% in Q2 and 6.6% accumulated. The above-average decline in sales in Italy / Spain as well as in Eastern Europe caused EBIT decreases in these segments in the second quarter too. Furthermore, the exchange losses in Eastern Europe had a particular effect and caused a drop in EBIT by € 0.3 million.

In April, the HOH Denmark sold its 12.2% share in Waterworks in Male, thus generating extraordinary revenue of € 4.5 million. Since the result from participation financing dropped at the same time by € 0.4 million and the interest result worsened above all due to the impact on interest according to IAS 19 (Employee Benefits) also by € 0.4 million, the financial result in the first six months improved from € -0.5 million in the previous year to € +3.2 million.

Earnings before taxes in the first half-year of 2009 amounted to € 21.6 million, improving by 6% compared to the previous year from € 20.4 million. Thanks to the tax-free revenue from the sale of shareholdings, the corporate tax rate fell from 25.7% in the previous year to 22.4%.

Consolidated profit 1st half-year: € 16.8 million (+10.7% year-on-year), Q2: € 12.5 million, (+31.4%)

After 6 months, the profit for the period before minority interests amounted to € 16.8 million compared with € 15.2 million in the previous year (+10.7%). In the second quarter, the Group profit amounted to € 12.5 million and was higher by 31.4% than in the previous year (€ 9.5 million). The earnings of minority interest have only minimal effect on Group's earnings. Earnings per share came to € 0.96 compared with € 0.85 in the previous year.

Cash flow improved, robust balance sheet situation

FINANCIAL AND ASSET POSITION

Cash flow from operating activities € +13.9 million (previous year: € +1.1 million)

Despite the lower cash flow from earnings, the cash flow from operating activities increased thanks to the lower working capital requirement (above all inventory and trade receivables) from € +1.1 million to € +13.9 million.

Investments in fixed and intangible assets € 5.1 million (previous year: € 9.6 million)

In the first half-year of 2009, the BWT Group spent € 5.1 million for investments in tangible fixed assets and intangible assets compared with € 9.6 million in the previous year. Due to this fact and above all also owing to the cash inflow from the abovementioned sale of shareholdings, the cash flow from investing activities surged from € -11.1 million in the previous year to € +2.8 million.

Low net debt € 17.8 million (previous year: € 44.2 million)

Thus, apart from distribution of dividends to our shareholders in the amount of € 6.6 million as well as further acquisition of own shares of € 0.9 million, yet liabilities to banks of € 6.4 million could be redeemed. The net debt of the BWT Group is thus on low level, the net debt (the balance of cash at bank and interest-bearing financial liabilities) compared to 30 June of the previous year was reduced from € 44.2 million to € 17.8 million; at the end of the year 2008

it amounted still to € 25.9 million. The gearing amounted thus only to 12.1% compared with 32.1% at the reference date of the previous year and 18.8% at 31 December 2008.

Gearing 12.1%
(previous year: 32.1%)

The balance sheet of the BWT Group shows a distinctly improved equity capitalisation of 51.1% of the balance sheet total; at 31 December of the previous year, it amounted to 49.0% and at 30 June 2008 to 44.4%.

Equity 51.1% of total assets
(previous year: 44.4%)

The number of employees of the BWT Group has been reduced corresponding to dropped business volume, even though the reduction by 44 persons (-1.8%) of the number of employees turned out to be small compared with 30 June of the previous year. Agency staff was reduced in the first place in the course of adjustment of capacities. The number of employees compared with 30 June 2008 or with 31 December 2008 dropped from 2,389 persons to 2,345 persons. The biggest part of the reduction was caused by capacity adjustments in Austria, Germany, France, Scandinavia, Hungary and Poland; in Switzerland, additional staff for service activities was hired, and in Russia, a new subsidiary with 11 employees was formed.

Number of employees as at 30 June: 2,345 persons (previous year: 2,389 persons)

OUTLOOK

Entry into the pharmaceutical water business as strategic chance for BWT

On 14th July 2009, the Management Board of BWT announced that the BWT Group, subject to approval by the General Meeting of Shareholders on 10 August 2009 and the antitrust approval, would take over at about € 35 million the pharmaceutical water activities of Christ Water Technology Group, also listed on the Vienna Stock Exchange.

Especially the activities of the pharmaceutical segment of Christ Water Technology Group that reach far beyond the borders of Europe will enable BWT to continue the internationalisation of its business and support the strategic objectives of BWT to develop, produce, distribute and service products and processes within the scope of safety, hygiene and health. The innovative strength of BWT, in particular the increased use of components that are standardised and self-manufactured within the Group, may additionally strengthen the competitiveness in the pharmaceutical segment, thus secure sustainable earnings power in order that also in this business line similar returns as in the classical BWT business are generated in the medium term.

The takeover of the pharmaceutical water business operated with 200 employees should bring from 2010 about € 35 million additional annual revenue and will probably have only a minor impact on earnings in this and in the next business year. The purchase price will amount to around € 35 million and consist of the acquisition of a holding company in Austria with operating subsidiaries and associated companies in Switzerland, Germany, Sweden, Ireland, China and India, as well as tangible fixed assets and current assets. Due to low net debt of the BWT Group, financing can be provided from existing credit lines. Very volatile and regionally strongly varying market conditions require invariably flexible decisions at short notice. The Management of BWT will continue to work together with their enthusiastic employees with focus on the aim to minimise the negative effects of the economic situation on Group's earnings.

Mondsee, in July 2009

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

I. BWT Group: Consolidated income statement for H1

in € 1000's (unaudited)	1st half-year 2009 Amount	1st half-year 2008 Amount	2nd quarter 2009 Amount	2nd quarter 2008 Amount
REVENUE	199,965.5	215,688.7	108,047.8	116,710.2
Other operating income	2,649.2	2,929.2	1,435.5	1,803.7
Changes in inventories of finished goods and work in progress	–243.6	50.6	–278.8	–690.2
Work performed by the enterprise and capitalized	321.9	338.0	155.1	7.2
Cost of materials and cost of purchased services	–77,865.9	–89,918.7	–43,542.5	–49,988.0
Staff costs	–63,259.2	–64,024.6	–31,228.7	–32,274.6
Amortization and depreciation expense	–5,375.7	–4,982.9	–2,641.8	–2,461.3
Other operating expenses	–37,771.9	–39,212.8	–20,128.2	–20,384.6
PROFIT FROM OPERATING ACTIVITIES	18,420.3	20,867.5	11,818.4	12,722.4
Financial income	4,860.4	1,047.7	4,708.9	865.3
Financial expenses	–1,637.4	–1,498.2	–836.6	–777.3
Profit before taxes	21,643.3	20,417.0	15,690.7	12,810.4
Taxes on income	–4,843.9	–5,237.1	–3,161.6	–3,277.1
Net profit for the period before minority interest	16,799.3	15,179.9	12,529.2	9,533.3
Of which attributable to:				
Shareholders of the parent company	16,782.3	15,130.6	12,512.6	9,433.9
Minority interests	17.1	49.3	16.5	99.4
Earnings per share (€):				
Basic = diluted	0.961	0.85	0.72	0.53
Average number of shares issued	17,462,656	17,818,939	17,446,081	17,804,379

II. Group total earnings statement for the first half-year

in € 1000's	1st half-year 2009	1st half-year 2008
Valuation of securities	332.1	0.0
associated taxes	–83.0	0.0
Deferred taxes on valuation of treasury shares	170.3	0.0
Foreign exchange effects	–362.8	990.2
Income expense directly recognised in equity	56.7	990.2
Profit for the period	16,799.4	15,179.9
Total profit for the period	16,856.1	16,170.1
Thereof:		
Shareholders of the parent company	16,839.0	16,099.1
Minority interests	17.1	71.0

III. Consolidated balance sheet as at June 30, 2009

in € 1000's	As at 30.6.2009 (unaudited)	As at 31.12.2008 (audited)
ASSETS		
Goodwill	29,123.5	28,839.5
Other intangible assets	15,282.6	16,247.7
Tangible assets	64,022.7	64,245.5
Financial assets	4,159.7	6,915.4
Trade receivables	55.5	73.0
Other receivables from third parties	4,218.2	620.0
Deferred tax claims	4,218.2	4,118.3
Long term assets	117,429.3	121,059.4
Inventories	61,750.8	61,564.7
Trade receivables	75,319.9	68,795.1
Receivables from long-term orders	10,735.6	9,341.6
Income tax reimbursement claims	2,691.0	1,239.2
Other receivables from third parties	5,514.0	6,699.7
Cash and cash equivalents	15,147.2	13,484.4
Current assets	171,158.4	161,124.6
TOTAL ASSETS	288,587.7	282,184.0

in € 1000's	As at 30.6.2009 (unaudited)	As at 31.12.2008 (audited)
EQUITY AND LIABILITIES		
Share capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings		
accumulated profit	119,312.7	108,988.1
transactions accounted direct in equity	–886.3	–856.9
Treasury shares	–6,171.0	–5,292.6
	147,184.7	137,767.9
Minority shares	402.3	383.8
Equity	147,587.0	138,151.7
Provisions for social capital	22,712.1	22,533.5
Deferred tax liabilities	5,016.4	5,351.8
Other provisions	1,699.9	1,552.4
Interest-bearing financial liabilities	3,354.8	4,437.9
Other liabilities	1,051.7	1,001.7
Non-current liabilities	33,834.9	34,877.3
Current income tax liabilities	4,785.3	2,224.4
Other provisions	11,033.0	10,711.7
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	12,623.4	17,981.8
Trade payables	29,581.4	30,721.6
Other liabilities	32,142.6	30,515.5
Current liabilities	107,165.8	109,155.0
TOTAL EQUITY & LIABILITIES	288,587.7	282,184.0

IV. Cash flow statement for the first half-year

€ 1000's (unaudited)	1st half-year 2009	1st half-year 2008
Cash and cash equivalents as at 1 January	13,484.4	15,372.6
Cash flow from earnings	22,872.2	25,268.7
+/– Changes in working capital	–8,925.8	–24,199.8
Cash flow from operating activities	13,946.4	1,068.9
Cash flow from investment activities	2,758.3	–11,130.6
Cash flow from financing activities	–14,679.1	6,120.9
Other (changes in exchange rates etc.)	–362.8	968.5
Cash and cash equivalents as at 30.06.	15,147.2	12,400.3

V. Change in shareholders' equity for the first half-year

			Retained profit					
in € 1000's	Share capital	Capital reserves	accumulated profit/loss	transactions attributable directly to equity	Treasury shares	Total	Minority shares	Total
As at 31.12.2008	17,833.5	17,095.8	108,988.1	–856.9	–5,292.6	137,767.9	383.8	138,151.7
Net profit for the period	0.0	0.0	16,782.3	0.0	0.0	16,782.3	17.1	16,799.4
Profits/losses recognised in equity	0.0	0.0	170.3	–113.6	0.0	56.7	0.0	56.7
Result for the entire period	0.0	0.0	16,952.6	–113.6	0.0	16,839.0	17.1	16,856.1
Acquisition of minority interests	0.0	0.0	0.0	84.2	0.0	84.2	0.0	84.2
Dividends	0.0	0.0	–6,629.5	0.0	0.0	–6,629.5	–1.0	–6,630.5
Share buyback 2009	0.0	0.0	0.0	0.0	–878.4	–878.4	0.0	–878.4
Other changes	0.0	0.0	1.4	0.0	0.0	1.4	2.5	3.9
As at 30.06.2009	17,833.5	17,095.8	119,312.7	–886.3	–6,171.0	147,184.7	402.3	147,587.0

			Retained profit					
in € 1000's	Share capital	Capital reserves	accumulated profit/loss	transactions attributable directly to equity	Treasury shares	Total	Minority shares	Total
Stand 31.12.2007	17,833.5	17,095.8	95,124.1	–767.7	0.0	129,285.7	347.4	129,633.1
Net profit for the period	0.0	0.0	15,130.6	0.0	0.0	15,130.6	49.3	15,179.9
Profits/losses recognised in equity	0.0	0.0	0.0	968.5	0.0	968.5	21.7	990.2
Result for the entire period	0.0	0.0	15,130.6	968.5	0.0	16,099.1	71.0	16,170.1
Acquisition of minority interests	0.0	0.0	0.0	0.0	0.0	0.0	–57.5	–57.5
Dividends	0.0	0.0	–6,761.8	0.0	0.0	–6,761.8	–1.3	–6,763.1
Share buyback 2009	0.0	0.0	0.0	0.0	–1,023.6	–1,023.6	0.0	–1,023.6
Other changes	0.0	0.0	7.7	0.0	0.0	7.7	–29.4	–21.7
As at 30.06.2009	17,833.5	17,095.8	103,500.6	200.8	–1,023.6	137,607.1	330.2	137,937.3

VI. Notes to the interim consolidated financial statements as of June 30, 2009

1. General notes and basis
The present consolidated interim financial statements of BWT AG incorporated in Austria, 5310 Mondsee, Walter-Simmer-Strasse 4, were prepared in accordance with the principles of the International Financial Reporting Standards (IFRSs), the regulations for interim financial statements (IAS 34), under the supervision of the Management Board and released for publication under the Management Board resolution of 31.07.2009.

The consolidated interim financial statements do not include all the information and data required for the annual consolidated financial statements. Therefore, the interim financial statements should be read in conjunction with the latest annual consolidated financial statements dated 31 December 2008. The abbreviated consolidated interim financial statements were drawn up in accordance with the unchanged accounting methods that were applied to the consolidated financial statements of 31 December 2008, except for the IFRS standards and interpretations that were used for the first time following 1 January 2009.

IAS 1 Presentation of financial statements (revised)
The revised standard separates changes in equity that result from transactions with owners and non-owner related changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in total as a single line. In addition, the Standard introduces a statement of comprehensive income: it presents all items of recognised income and expense, as well as all results not affecting net income either in one single statement, or in two linked statements. The Group has decided to present two statements.

The number of entities included in the scope of consolidation is 51 and has been reduced by three since 31 December 2008. Three companies in Germany were merged, one was deconsolidated and a new subsidiary was opened in Russia.

2. Seasonality of operations
Shifts in the product mix, as well as in the newly launched products and first-time consolidations after acquisitions may lead to variations in the period breakdown of turnover and results.

3. Dividend payments
On 2 June 2009 a dividend of € 0.38 per share was paid out on the basis of a resolution adopted at the general shareholders meeting of 20 May 2009, totalling € 6,629,510.78 for 17,446,081 shares due. In the previous year dividends paid out totalled € 6,761.8 thousand (€ 0.38 per share).

4. Other operating income
The structure of other operating income is as follows:

in € 1000's, 1.1. – 30.6. (unaudited)	2009	2008
Gains on the disposal of property, plant and equipment	131.5	195.9
Rental/lease income and royalties	214.9	564.6
Income from bonus/fee and commission agreements	113.3	234.1
Income from accounting of services	655.7	468.2
Miscellaneous	1,533.9	1,466.4
TOTAL	2,649.2	2,929.2

The remaining income covers among others profits from further charging of transport costs, subsidies and reimbursement of social contributions.

5. Financial result

in € 1000's, 1.1. – 30.6. (unaudited)	2009	2008
Distribution of profits from shares	130.6	536.0
Revenues from disposal of financial participations	4,452.0	0.0
Revenues from other securities	2.0	16.4
Other interest and equivalent	275.8	495.3
Financial income	4,860.4	1,047.7
Participation related expenses	-0.7	0.0
Interest related expenses and equivalent	–1,636.7	–1,498.2
Financial expenses	–1,637.4	–1,498.2

6. Income taxes
The structure of income taxes is as follows:

in € 1000's, 1.1. – 30.6. (unaudited)	2009	2008
Corporate income tax for the period	–5,351.8	–5,177.5
Corporate income tax for previous years	72.5	–19.2
Changes in deferred taxation	435.3	–40.4
	–4,843.9	–5,237.1

Revenues from disposal of participation financing are related to the sale of 12.2% share in Male Water & Sewage Company Ltd. by HOH Water Technology, Denmark.

7. Segment reporting

1.1. - 30.6.2009 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
External sales	82,724.9	51,379.9	22,133.2	16,323.3	27,404.2		199,965.5
Internal sales	6,847.7	1,565.0	103.1	22.8	722.3	-9,260.9	0.0
Total	89,572.6	52,944.8	22,236.3	16,346.1	28,126.5	-9,260.9	199,965.5
Segment results (EBIT)	6,284.9	4,525.8	3,601.1	1,695.4	2,313.2		18,420.3
Financial results							3,223.0
Income taxes							-4,843.9
Minority interests							-17.1
Result for the period applicable to parent shareholders' equity							16,782.3

1.1. - 30.6.2008 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
External sales	89,528.0	51,067.6	23,703.7	18,621.9	32,767.5		215,688.7
Internal sales	6,676.2	1,964.6	225.5	9.8	756.4	-9,632.5	0.0
Total	96,204.2	53,032.2	23,929.2	18,631.7	33,523.9	-9,632.5	215,688.7
Segment result (EBIT)	7,214.1	3,837.0	3,591.1	2,715.6	3,509.7		20,867.5
Financial result							-450.5
Income taxes							-5,237.1
Minority interests							-49.3
Result for the period applicable to parent shareholders' equity							15,130.6

The table below presents assets of the Group broken down into segments as at 30 June 2009 and 31 December 2008:

Segment assets in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Total
As at 30 June 2009	154,760.7	57,239.3	25,273.4	24,907.4	55,301.4	-28,894.6	288,587.7
As at 31 December 2008	147,166.8	58,594.0	23,494.4	24,129.9	57,121.8	-28,323.0	282,184.0

8. Fixed assets

In the first six months of the 2009 financial year BWT Group invested a total of € 5,091.0 thousand (previous year: € 9,606.3 thousand) in property, plant and equipment and intangible assets, and € 0.0 (previous year: € 0.8 thousand) in financial assets.

Asset disposal with a residual carrying value of € 3,542.0 thousand (previous year: € 1,106.3 thousand) led to a gain totalling € 4,472.8 thousand (previous year: € 187.7 thousand), and it is largely due to the sale of shares referred to in point 5.

9. Financing activity

Interest-bearing financial liabilities decreased in the six three months by € 6,441.5 thousand. This is mainly attributable to the improved Cash-Flow, as well as the sales of shares in Denmark.

10. Other liabilities and contingent liabilities

The Company has taken out standard liability insurance and guarantees for project business and ongoing operations. Utilization of the policies and guarantees taken out is unlikely as of the reporting date.

BWT Group is establishing a new water technology centre near Budapest that will also house CHRIST companies or third-party companies, apart from BWT. For this purpose BWT AG concluded a framework leasing agreement on 29.02.2008 covering investments of approximately € 9.0 million over a 15-year period. The agreement has not yet been classified due to the final total investment volume not yet determined.

11. Derivative financial instruments

The BWT Group concluded the following derivatives to secure the interest risk:

30.6.2009 (unaudited)	Nominal amount in € 1000's	Market value in € 1000's
Interest rate swap 1999 – 2009	17,000.0	946.6
Interest rate swap 1999 – 2009	17,000.0	45.6
Interest rate swap 2007 – 2009	17,000.0	–258.1

The BWT Group concluded the following forward exchange transactions to secure the currency risk:

30.6.2009 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Sale of USD futures against DKK	TUSD	920.0	27.4
Sale of CHF futures against EUR	TCHF	585.0	–0.3
Sale of USD futures against EUR	TUSD	757.0	–5.9
Sale of USD futures against CHF	TUSD	155.0	–2.7

12. Information about related companies and persons
Since the main shareholders of BWT AG are also shareholders of CHRIST WATER TECHMOLOGY AG, also listed on the Vienna Stock Exchange, trade relations between CHRIST Group and BWT Group are to be classified as transactions with related companies.

In the first six months of 2009 related companies and persons provided BWT Group with materials and services amounting to € 2,243 thousand (previous year: € 1,517.2 thousand), while BWT provided them with materials and services amounting to € 2,946.8 thousand (previous year: € 2,902.0 thousand). As at the balance sheet date of 30.06.2009 BWT Group's receivables from related companies and persons amounted to € 1,230.8 thousand (previous year: € 1,253.4 thousand) and liabilities amounted to € 1,243.9 thousand (previous year: € 912.6 thousand). Transactions with related companies and persons mainly covered supplies and services from or for Christ Group companies and were effected under the general market conditions. BWT Aktiengesellschaft has provided warranties and guaranties for Christ Group companies amounting to € 314.2 thousand (previous year: € 314.2 thousand), for which BWT Aktiengesellschaft received indemnity from CHRIST WATER TECHNOLOGY AG, Mondsee.

Senior management of Anna International Ltd. granted the company a subordinated loan of € 955.0 thousand (previous year: 1,050.0 thousand) with a 10% fixed interest rate.

13. Other information
Important events after the balance sheet date
On 14 July 2009 BWT informed that it intends to take over the pharmaceutical water activities of Christ Water Technology Group, including a 49% stake in the Zeta Group. The takeover will be effective on 30 September 2009 and is subject to the approval of the extraordinary general shareholders meetings of Christ Water Technology AG and BWT AG on 7 and 10 August 2009. Approval of the antitrust authority is also required. It is expected that the transaction volume including assets will exceed € 35 million and will be financed from BWT's existing credit facilities.

Mandatory information about waiving inspection by an auditor
The present consolidated interim financial statements were neither audited nor reviewed by a certified auditor.

Declaration of the Management Board pursuant to § 87 of the German Stock Exchange Act
The Management Board members signed below declare that, to the best of their knowledge, the present consolidated interim financial statements, prepared in accordance with the International Financial Reporting Standards (IFRSs), in particular IAS 34 (Interim reporting), give a true and fair view of the state of BWT Group's assets, financial standing and of profit for the period.

Mondsee, 31.07.2009

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Financial Calendar 2009:

Q3 2009 report	November 13, 2009

Information and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt-group.com

www.bwt-group.com